As filed with the Securities and Exchange Commission on September 9, 2024

Securities Act File No. 333-276731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☐	Pre-Effective Amendment No.	☒	Post-Effective Amendment No. 1

CLEARBRIDGE ENERGY MIDSTREAM

OPPORTUNITY FUND INC.

(Exact Name of Registrant as Specified in Charter)

620 Eighth Avenue, 47th Floor

New York, New York 10018

(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

1-888-777-0102

(Area Code and Telephone Number)

Jane Trust

Franklin Templeton

280 Park Avenue

New York, New York 10017

(Name and Address of Agent for Services)

with copies to:

David W. Blass, Esq. Ryan P. Brizek, Esq. Debra Sutter, Esq. Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, D.C. 20001	Marc A. De Oliveira Franklin Templeton 100 First Stamford Place, 6th Floor Stamford, Connecticut 06902

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

EXPLANATORY NOTE

The Proxy Statement/Prospectus and Statement of Additional Information, each in the form filed on April 8, 2024 pursuant to Rule 424(b)(3) of the General Rules and Regulations under the Securities Act of 1933, as amended (File No. 333-276731), are incorporated herein by reference.

This amendment is being filed in order to file, as Exhibit 12(b) and Exhibit 12(c) to this Registration Statement, the opinions of Simpson Thacher & Bartlett LLP supporting tax matters and consequences to stockholders discussed in the Proxy Statement/Prospectus.

PART C

OTHER INFORMATION

Item 15. Indemnification

The Registrant has entered into an Indemnification Agreement with each director whereby the Registrant has agreed to indemnify each director against expenses and costs actually and reasonably incurred by such director in connection with any claims, suits or proceedings; provided that no indemnification shall be provided to the extent that the director engaged in conduct for which indemnification may not lawfully be provided to such director.

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that: (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; (b) the director or officer actually received an improper personal benefit in money, property or services; or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or on behalf of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer, without requiring a preliminary determination of the director’s or officer’s ultimate entitlement to indemnification, upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Sections 1, 2 and 3 of Article SEVENTH of the Registrant’s charter, incorporated by reference as Exhibit 1(a) to this Registration Statement, provides that:

To the fullest extent permitted by the Maryland General Corporation Law, no director or officer of the Registrant shall have any liability to the Registrant or its stockholders for money damages. This limitation on liability applies to events occurring at the time a person serves as a director or officer of the Registrant whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

The Registrant shall indemnify and advance expenses to its currently acting and its former directors and officers to the fullest extent that indemnification of directors is permitted by the Maryland General Corporation Law, the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended. The Board of Directors may by bylaw, resolution or agreement make further provision for indemnification of directors, officers, employees and agents to the fullest extent permitted by the Maryland General Corporation Law. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. The Board of Directors may take such action as is necessary to carry out these indemnification provisions and is expressly empowered to adopt, approve and amend from time to time such bylaws, resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. This indemnification applies to events occurring at the time a person serves as a director or officer of the Registrant whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

No provision of the Registrant’s charter shall be effective to protect or purport to protect any director or officer of the Registrant against any liability to the Registrant or its security holders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

Exhibit No.	Exhibit

1(a)	Articles of Incorporation, dated April 5, 2011.(1)

1(b)	Articles Supplementary for Series H Mandatory Redeemable Preferred Stock.(2)

1(c)	Articles Supplementary for Series I and Series J Mandatory Redeemable Preferred Stock.(2)

1(d)	Articles Supplementary for Series K Mandatory Redeemable Preferred Stock.(2)

1(e)	Articles Supplementary for Series L Mandatory Redeemable Preferred Stock.(2)

2	Third Amended and Restated Bylaws. (3)

3	Not applicable.

4	Form of Agreement and Plan of Merger is included in Appendix A of the Registration Statement on Form N-14.

5	Not applicable

6(a)	Management Agreement between Registrant and Franklin Templeton Fund Adviser, LLC (f/k/a Legg Mason Partners Fund Advisor, LLC), dated July 31, 2020.(7)

6(b)	Subadvisory Agreement between Franklin Templeton Fund Adviser, LLC (f/k/a Legg Mason Partners Fund Advisor, LLC) and ClearBridge Investments, LLC with respect to Registrant, dated July 31, 2020.(7)

7	Not applicable.

8	Not applicable

9(a)	Custodian Services Agreement with The Bank of New York Mellon, dated January 1, 2018.(4)

9(b)	Amendment No. 9 to the Custodian Services Agreement, dated May 1, 2021, with The Bank of New York Mellon, dated January 1, 2018.(7)

10	Not applicable.

Exhibit No.	Exhibit

11	Opinion of Venable LLP as to the legality of the securities being registered.(8)

12(a)	Form of Opinion of Simpson Thacher & Bartlett LLP supporting tax matters and consequences to stockholders discussed in the Proxy Statement/Prospectus.(7)

12(b)	Opinion of Simpson Thacher & Bartlett LLP supporting tax matters and consequences to stockholders discussed in the Proxy Statement/Prospectus regarding the merger of ClearBridge MLP and Midstream Fund Inc. with and into ClearBridge Energy Midstream Opportunity Fund Inc.*

12(c)	Opinion of Simpson Thacher & Bartlett LLP supporting tax matters and consequences to stockholders discussed in the Proxy Statement/Prospectus regarding the merger of ClearBridge MLP and Midstream Total Return Fund Inc. with and into ClearBridge Energy Midstream Opportunity Fund Inc.*

13	Not applicable.

14(a)	Consent of Independent Registered Public Accounting Firm with respect to ClearBridge Energy Midstream Opportunity Fund Inc.(8)

14(b)	Consent of Independent Registered Public Accounting Firm with respect to ClearBridge MLP and Midstream Total Return Fund Inc.(8)

14(c)	Consent of Independent Registered Public Accounting Firm with respect to ClearBridge MLP and Midstream Fund Inc.(8)

15	Not applicable.

16	Power of Attorney.(7)

17(a)	Forms of Proxy Card.(8)

17(b)	Code of Ethics of the Registrant and Franklin Templeton Fund Adviser, LLC (f/k/a Legg Mason Partners Fund Advisor, LLC).(7)

17(c)	Code of Ethics of ClearBridge Investments, LLC.(5)

17(d)	Transfer Agency and Services Agreement with Computershare Trust Company, N.A.(4)

17(e)	Amendment No. 9 to the Transfer Agency and Services Agreement, dated March 19, 2021, with Computershare Inc., dated March 14, 2016.(7)

17(f)	Note Purchase Agreement, dated February 7, 2013, with the certain note purchasers named therein.(6)

17(g)	Second Amendment Agreement, dated May 29, 2018, to the Note Purchase Agreement, dated February 7, 2013.(4)

17(h)	Note Purchase Agreement, dated August 26, 2015, with the certain note purchasers named therein.(4)

17(i)	First Amendment Agreement, dated May 29, 2018, to the Note Purchase Agreement, dated August 26, 2015.(4)

17(j)	Credit Services Agreement with The Bank of Nova Scotia, dated May 29, 2018.(4)

17(k)	Fee Waiver Agreement.(8)

17(l)	Standstill Agreement with Saba Capital Management, L.P., dated December 22, 2023.(8)

18	Calculation of Filing Fee Table.(8)

(1)	Filed on April 6, 2011 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173338 and 811- 22546) and incorporated by reference herein.
(2)	Filed on November 18, 2022 with the Registrant’s Current Report on Form 8-K (File No. 811-22546) and incorporated by reference herein.
(3)	Filed on August 18, 2020 with the Registrant’s Current Report on Form 8-K (File No. 811-22546) and incorporated by reference herein.

(4)	Filed on August 31, 2018 with Registrant’s Registration Statement on Form N-14 (File No. 333-226149 and 811-22546) and incorporated by reference herein.
(5)	Filed on June 8, 2011 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173338 and 811-22546) and incorporated by reference herein.
(6)	Filed on February 19, 2013 with Registrant’s Registration Statement on Form N-2 (File No. 333186748 and 811-22546) and incorporated by reference herein.
(7)	Filed on January 26, 2024 with the Registrant’s Registration Statement on Form N-14 (File No. 333-276731) and incorporated by reference herein.
(8)	Filed on April 5, 2024 with the Registrant’s Registration Statement on Form N-14 (File No. 333-276731) and incorporated by reference herein
*	Filed herewith.

Item 17. Undertakings.

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, as amended, this registration statement has been signed on behalf of the Registrant, in the City of New York and State of New York, on the 9th day of September, 2024.

CLEARBRIDGE ENERGY MIDSTREAM OPPORTUNITY FUND INC.

By:	/s/ JANE TRUST
Jane Trust Chairman, Chief Executive Officer and President

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JANE TRUST	Chairman, Chief Executive Officer, President and Director (Principal Executive Officer)	September 9, 2024
Jane Trust

/s/ CHRISTOPHER BERARDUCCI	Principal Financial Officer (Principal Financial Officer)	September 9, 2024
Christopher Berarducci

/s/ ROBERT D. AGDERN*	Director	September 9, 2024
Robert D. Agdern

/s/ CAROL L. COLMAN*	Director	September 9, 2024
Carol L. Colman

/s/ DANIEL P. CRONIN*	Director	September 9, 2024
Daniel P. Cronin

/s/ PAOLO M. CUCCHI*	Director	September 9, 2024
Paolo M. Cucchi

/s/ EILEEN KAMERICK*	Director	September 9, 2024
Eileen Kamerick

/s/ NISHA KUMAR*	Director	September 9, 2024
Nisha Kumar

*BY:	/s/ JANE TRUST
Jane Trust,
Attorney-in-Fact, September 9, 2024

The power of attorney authorizing Jane Trust to execute this Registration Statement, and any amendments thereto, for each a director of the Registrant on whose behalf this Registration Statement is filed have been executed and incorporated by reference herein as Exhibit 16.

EXHIBIT INDEX

Exhibit No.	Exhibit

12(b)

Opinion of Simpson Thacher & Bartlett LLP supporting tax matters and consequences to stockholders discussed in the Proxy Statement/Prospectus regarding the merger of ClearBridge MLP and Midstream Fund Inc. with and into ClearBridge Energy Midstream Opportunity Fund Inc.

12(c)

Opinion of Simpson Thacher & Bartlett LLP supporting tax matters and consequences to stockholders discussed in the Proxy Statement/Prospectus regarding the merger of ClearBridge MLP and Midstream Total Return Fund Inc. with and into ClearBridge Energy Midstream Opportunity Fund Inc.